NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	April 2, 2020

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. IMPACT OF COVID-19 ON RAIL OPERATIONS

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), (NYSE American: KIQ) reports that while certain government authorities in North America have ordered the closure or minimization of all non-essential business operations in various regions, the Company falls within the exemptions for businesses that provide essential products and workforces that carry out critical manufacturing.  Kelso therefore plans to continue operations at the Company's valve assembly facility in Bonham, Texas while being mindful of the potential impacts of COVID-19 given current conditions.

The Company carries out essential services as a producer and reliable supplier of specialized rail tank car service equipment necessary for the safe operation and maintenance of rail tank car transportation systems.  As a producer of specialized valves used in the transport of hazardous commodities, the Company's products remain crucial for the safe delivery of hazardous materials by rail transport in North America as they can mitigate the negative impacts of human error and environmental harm.

The Company continues to be committed to the health and safety of Kelso's employees, business partners and communities where we operate.  The Company is applying comprehensive and rigorous hygiene policies and employee temperature monitoring practices to lower the risk.  Travel is restricted and the Company's personnel who can work from home do so.  Management is maintaining full adherence to measures put in place by applicable government authorities.

The Company's working capital was $7,937,873 at December 31, 2019 and sales in the first quarter 2020 are comparable to the first quarter in 2019.  The pandemic has had no negative impact on the Company's working capital and Kelso's ability to continue business operations.  The Company has no interest-bearing long-term debt and currently operates without the need for new equity capital, credit facilities or government assistance.  The Company will continue to finance operations and research and development from existing capital reserves and product sales.

James R. Bond, President and Chief Executive Officer of the Company stated that, "Despite the economic uncertainty surrounding the COVID-19 crisis the Company intends to continue essential operations and fulfill Kelso's supply chain commitments to ensure that critical rail tank car transportation can operate for the duration of the COVID-19 pandemic."

About Kelso Technologies

Kelso is an engineering product development company that specializes in the development, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a developer and reliable supplier of unique high performance rail tank car equipment for the handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental issues.  The Company offers specialized rail service equipment, truck tanker equipment, fuel loading systems, marine applications, first responder emergency response kits and gyroscopic suspension systems for commercial vehicles being used in rugged wilderness terrains.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release may include, without excluding other considerations, that the Company has adequate capital to continue operations; that we can lower employee risks by applying rigorous hygiene policies and temperature monitoring; and that we expect to remain operational throughout the pandemic as an essential business.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that there could be a rapid acceleration of the COVID-19 pandemic; that various regulatory orders including ceasing work may be issued or measures may be imposed by government agencies to manage the COVID-19 pandemic; that our methods may not be effective enough to prevent the virus from affecting our employees; that fluctuations in future quarterly results may occur if customers reduce their purchase orders due to COVID-19 pressures; that the risk that railroad safety regulations and other regulatory approvals may change, be delayed or cancelled; the Company's products may not provide the intended economic or operational advantages; we may be unable to grow and sustain anticipated revenue streams because of competition or decreased interest in our products; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; costs of production may increase affecting our EBITDA; we may have to incur debt to keep up with costs and/or technological or product development expenses; and our new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com